[redacted]

SECURITIES AND EXCHANGE COMMISSION

10027607

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 34980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Hayes Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Centre Terrace, 1225 L Street
(No. and Street)

Lincoln (City) NE (State) 68508 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Allen J. Moore, President 402-476-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 South Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC Mail Processing Section

FEB 26 2010

Washington, DC 121

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen J. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith Hayes Financial Services Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

GENERAL NOTARY - State of Nebraska
BRENDA M. MERRITT
My Comm. Exp. May 6, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed separately)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by SMITH HAYES Financial Services Corporation (the "Company"), a wholly owned subsidiary of SMITH HAYES Companies, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries by reviewing copy of canceled check for each payment noting no differences.

2. Compared the amounts in a schedule derived from the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by management noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers prepared by management supporting the adjustments and noted a $377 difference. The total SIPC Net Operating Revenues amounted to $3,262,988 rather than $3,262,611 as reported on the Form SIPC-7T.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting there were no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034980 FINRA DEC
SMITH HAYES FINANCIAL SERVICES CORP 14*14
1225 L ST STE 200
LINCOLN NE 68508-2170

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bob Schaefer 402-437-1040

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 8,157

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,438)

______________ Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 5,719

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,719

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,719

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Smith Hayes Financial Services Corp
(Name of Corporation, Partnership or other organization)

Bob Schaefer
(Authorized Signature)

Treasurer
(Title)

Dated the 28th day of January, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,211,007
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	377
Total additions	377
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,621,026
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	323,466
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3,904	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	3,904
Total deductions	5,948,396
2d. SIPC Net Operating Revenues	$ 3,262,611
2e. General Assessment @ .0025	$ 8,157

(to page 1 but not less than $150 minimum)

SMITH HAYES Financial Services Corporation

Statement of Financial Condition as of December 31, 2009,
Independent Auditors' Report, and Independent
Auditors' Report on Internal Control Required by
Securities and Exchange Commission Rule 17a-5

Filed in Accordance With Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of SMITH HAYES Financial Services Corporation (the "Company"), a wholly-owned subsidiary of SMITH HAYES Companies, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of SMITH HAYES Financial Services Corporation at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

SMITH HAYES FINANCIAL SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$2,356,907
Securities owned — at fair value	202,089
Commissions receivable	1,043,357
Due from clearing broker	36,250
Due from affiliates	914,910
Income taxes receivable	110,838
Goodwill	86,884
Prepaid expenses and other assets	227,748
TOTAL	$4,978,983

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 156,749
Accrued salary and related expenses	1,278,897
Line of credit borrowings	102,000
Accrued deferred compensation	198,193
Total liabilities	1,735,839
COMMITMENTS AND CONTINGENCIES (NOTE 8)	
STOCKHOLDER'S EQUITY:	
Common stock — par value $1 per share; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Paid-in capital	2,210,234
Retained earnings	1,031,910
Total stockholder's equity	3,243,144
TOTAL	$4,978,983

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — SMITH HAYES Financial Services Corporation (the "Company") was incorporated on September 16, 1985 and is a wholly-owned subsidiary of SMITH HAYES Companies (the "Parent"). The Company operates as a broker/dealer on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Use of Estimates — In preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents — The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities Transactions — All transactions with and for customers are made with a clearing broker, dealer or investment company that carries the accounts of such customers on a settlement date basis. Proprietary purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis. For securities sold not yet purchased, the Company is obligated to purchase the securities at a future date at the then current market value.

Securities Owned — Securities owned consists primarily of municipal warrants and marketable securities. Municipal warrants of $201,579 are carried at fair value which approximates par value. Other marketable securities of $510 are carried at fair value.

Goodwill — Goodwill is tested for impairment at least annually by comparing fair value to carrying value. No impairment loss was recognized during the year ended December 31, 2009.

Income Taxes — The Company files a consolidated return for income tax purposes with its Parent. Under the terms of the group's tax-sharing arrangement, the Company computes its tax as if it were filing a separate tax return. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using the current enacted tax rates.

Subsequent Events – The Company has evaluated subsequent events through February 25, 2010, the date the financial statement was available to be issued and has determined that there are no material events that require adjustment to or disclosure in this financial statement.

2. NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1" or "the Rule"). Under Rule 15c3-1, as amended, the Company must maintain "net capital" of at least $250,000, and not allow the ratio of "aggregate indebtedness" to "net capital", as those terms are defined in the Rule, to exceed 15 to 1 ("net capital" of at least 6-2/3% of "aggregate indebtedness"). At December 31, 2009, the Company had aggregate indebtedness of $1,735,839, net capital of $1,528,215, excess net capital of $1,278,215 and a ratio of "aggregate indebtedness" to "net capital" of 1.14 to 1.

3. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At June 30, 2009, the Company's deferred income taxes related primarily to amortization of goodwill for tax purposes, non-compete agreements, the deferred compensation plan and other accrued expenses deductible when paid. Realization of deferred income taxes was dependent upon generating sufficient taxable income prior to their expiration. Management believed it was more likely than not that these deferred income taxes would be realized through future taxable earnings or alternative tax strategies.

Effective July 1, 2009, the Company elected a special tax status under Subchapter "S" of the Internal Revenue Code, which taxes the income of the Company at the stockholder level. Upon the "S" election, the Company became subject to built-in gains tax recognition for a period of ten years ending June 30, 2019. Effectively, any qualifying investment securities held by the Company at July 1, 2009, which are disposed of during that ten-year period, will have any gain taxed twice, once at the corporate level and once at the stockholder level. The Company did not have any built-in gains as of July 1, 2009, as of the date of the Subchapter "S" election. The net deferred tax asset as of June 30, 2009 was expensed in connection with the Subchapter "S" election.

The Company adopted Financial Accounting Standards Board (FASB) Interpretation 48 (FIN 48), "Accounting for Uncertainty in Income Taxes" which has been codified in FASB Accounting Standards Codification (ASC) 740 on January 1, 2009. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. The Company has determined that no material uncertain tax positions exist as of December 31, 2009. The Company's open tax years for federal income purposes are 2006 through 2009. It is the policy of the Company to recognize accrued interest and penalties related to uncertain tax positions in income tax expense.

4. LEASE OBLIGATIONS

The Company shares office facilities with its Parent and other affiliates. The cost of office space is allocated to the Company under a month-to-month lease arrangement based on square footage. Certain office space is leased from a partnership, in which the Company's chairman is a partner.

5. RELATED PARTY TRANSACTIONS

The Company was charged $22,000 per month by the Parent for the year ended December 31, 2009, for use of the furniture and fixtures owned by the Parent.

The Company sells municipal warrants to the Parent. During the year ended December 31, 2009, the Company sold municipal warrants to the Parent with a fair value of $144,730. Included in due from affiliates as of December 31, 2009, was $76,868 due from the Parent for income taxes. As of December 31, 2009, $387,913 was due from the Parent.

The Company received a fee for administrative and other expenses provided to SMITH HAYES Advisers, Inc. (SHAI), a company related through common ownership, and fees for advisory services provided by the Company, of which a portion is ultimately paid to the Company's brokers, As of December 31, 2009, $526,997 was due from SHAI.

6. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit-sharing plan covering substantially all employees. Employees may contribute up to 22% of their compensation to the plan, subject to certain limitations. The Parent also has an employee stock ownership plan (ESOP). The Company's contributions are discretionary and are allocated among participants eligible to share in the contribution for the plan year. The Company did not make a profit sharing contribution to the ESOP and no Company contributions were made to the 401(k) Plan.

The Company also has a nonqualified deferred bonus compensation plan which is provided to certain employees. Bonuses are principally based upon sales production. Amounts earned are paid on an annual basis following the calendar year earned. Monthly accruals are made so that the bonuses are fully accrued when they become payable.

7. LINE OF CREDIT

The Company had a $750,000 line of credit with a commercial bank. The purpose was to provide financing for municipal warrant inventory owned by the Company until resale to customers. The line of credit was secured by the Company's underwritten municipal warrants until sold to customers at which time the line of credit was repaid. The line matured February 5, 2010, and bore interest at 5% at December 31, 2009. At December 31, 2009, $102,000 was outstanding on the line of credit. The line was not renewed when it matured.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2009 were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal matters from time to time. Management is of the opinion that none of these other legal actions will result in losses material to the financial position,

9. FINANCIAL INSTRUMENTS WITH MARKET RISK AND CONCENTRATION OF CREDIT RISK

As a broker-dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these

arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

Securities owned include municipal warrants. These warrants are issued by municipalities in the State of Nebraska to obtain funding for economic development projects. In the event these development projects are not ultimately successfully completed, the Company is at risk that these securities will not be marketable. As the warrants are purchased with the intent to resell, the Company's risk is limited to its holding period of the warrants.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the "Fair Value Measurements and Disclosures" Topic of the FASB ASC, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 — Quoted prices in active markets for identical assets/liabilities. The Company has no Level 1 assets.
- Level 2 — Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company has no Level 2 assets.
- Level 3 — Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants and common stock.

The following table summarizes assets measured at fair value on a recurring basis by the "Fair Value Measurements and Disclosures" Topic of the FASB ASC hierarchy levels described above as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$ -	$ 202,089	$ 202,089
Total assets accounted for at fair value:	$ -	$ -	$ 202,089	$ 202,089

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned — Categorized as Level 3 as internal valuations are required to value the Company's municipal warrants and common stock investments.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 25, 2010

To the Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

In planning and performing our audit of the financial statements of SMITH HAYES Financial Services Corporation (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding of securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule l7a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP